CIBC Code of Conduct
A Message from the CEO
Our reputation and our success over the last 140 years are based on our shared commitment to our core values of trust, teamwork and accountability. Honouring this commitment is our first priority.
Living up to our values requires meeting the highest standards of ethical and professional behaviour. The CIBC Code of Conduct (“Code”) provides a concise summary of the principles and standards for ethical and professional behaviour in everything we do.
All employees are required to know and abide by the Code and understand what is expected of us. By embracing the Code, we honour our values, which helps us achieve our vision for CIBC to be the leader in client relationships.

/s/ Gerald T. McCaughey

Gerald T. McCaughey
President and CEO, CIBC
August 2007

CIBC Code of Conduct
CONTENTS

INTRODUCTION	3

1.0 GENERAL CONDUCT	3
1.1 Upholding the Law	3
1.2 Honesty and Integrity	3
1.3 Fraud	3
1.4 Full and Fair Disclosure	3
1.5 Scope of Activity	3
1.6 Harassment and Discrimination	3
1.7 Safety and Security	4
1.8 Alcohol and Drugs	4
1.9 Maintaining Records	4
1.10 Community Activity	4
1.11 Fair Competition and Anti-Competitive Behaviour	4
1.12 Environmental Responsibility	5
1.13 Political or Religious Activity	5

2.0 CONFLICTS OF INTEREST	5
2.1 Personal Trading	5
2.2 Gifts or Other Benefits	6
2.3 Personal Borrowing and Lending	6
2.4 Beneficiaries, Fiduciaries and Powers of Attorney	6
2.5 Outside Activities and Appointments	6
2.6 Processing Personal Transactions	7

3.0 INFORMATION MANAGEMENT	7
3.1 Confidentiality and Privacy	7
3.2 Inside Information	7
3.3 Information Security	7

4.0 PROTECTING CIBC’S ASSETS	8
4.1 CIBC’s Assets	8
4.2 Business Expenses	8
4.3 CIBC’s Image	8
4.4 Advertising and Promotional Materials	8
4.5 Treatment and Selection of Suppliers	8

5.0 INTERNAL AND REGULATORY INVESTIGATIONS	9

6.0 ANNUAL CERTIFICATION	9

7.0 EXCEPTIONS TO THE CODE	9

8.0 CONTRAVENTION OF THE CODE	9

9.0 POLICY OWNERSHIP	9

10.0 CODE CONTACTS	9

CIBC Code of Conduct
INTRODUCTION
The Code applies to all employees of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries (collectively “CIBC”), including both permanent and temporary employees working either full- or part-time. The terms “we” and “our” as used in the Code refer to the shared responsibility of all employees of CIBC and are also meant to convey the fact that each individual has a personal responsibility to uphold the principles of the Code. The Code represents the minimum standards regarding our conduct and CIBC’s obligations. In addition, certain employees are subject to business-related Code of Conduct Guidelines. Those of us who are licensed by a regulatory or professional body are also expected to adhere to any requirements imposed by those entities.
If you have any questions regarding the Code or its application, consult with your manager or the appropriate contact identified in section 10.0 below.
CIBC CODE OF CONDUCT
1.0 GENERAL CONDUCT
1.1 Upholding the Law
We are all required to uphold and comply with the law and any other requirements established or endorsed by CIBC (including CIBC policies, procedures and standards, industry guidelines, and the Code). Failing to do so risks exposing CIBC and/or its employees to serious regulatory consequences and reputational damage.
We must not knowingly assist in activity that is criminal. Any employee who is charged with or found guilty of a criminal offence must immediately notify his/her manager.
1.2 Honesty and Integrity
We must act with honesty and integrity at all times. Neither CIBC nor any of its employees may knowingly facilitate or benefit from any illegal transaction. We must report any concerns relating to the honesty and integrity of CIBC, its employees, suppliers or clients as set out in section 10.0 below.
1.3 Fraud
The prevention of fraud is a responsibility that we all share. We must actively participate in the prevention, detection and management of fraud.
Each of us must report any concerns relating to fraud as set out in section 10.0 below.
1.4 Full and Fair Disclosure
All of our communications must be truthful, accurate and complete, and must not mislead others.
This standard applies when we are preparing or providing information for inclusion in any report, system, document or other communication, whether written, oral or electronic, and whether directed to any internal or external recipient.
If we are unsure as to the accuracy or completeness of information we have received, we should consult with our manager.
We will never make any false or misleading entries, misrepresent a client’s financial position, forge or tamper with anyone’s signature, or bypass procedures designed to ensure the integrity of CIBC’s records.
1.5 Scope of Activity
Each of us must act within the scope of his/her employment duties and delegated authorities.
Those of us who are licensed or registered by a regulatory or professional body must also act within the scope permitted by our license or registration.
1.6 Harassment and Discrimination
As part of CIBC’s mission to “create an environment where all employees can excel”, CIBC is committed to diversity and employment

CIBC Code of Conduct
equity in the workplace. Each one of us has the right to be treated fairly, equitably, with decency and respect and each of us must treat others in the same way. Harassment or discrimination of any sort is strictly prohibited.
1.7 Safety and Security
Each of us has the right to work in an environment that is safe and free of violence. We must familiarize ourselves with and adhere to local policies, guidelines and procedures relating to health and safety in the workplace to ensure individual and collective safety in the workplace.
Violence (physical or otherwise, including threats, sabotage, bullying and taunting) is strictly prohibited at CIBC.
1.8 Alcohol and Drugs
We are not allowed to be in possession of or under the influence of illegal drugs while on CIBC premises, participating in a CIBC-sponsored activity, or otherwise working on behalf of CIBC.
The consumption of alcohol is strictly prohibited on CIBC’s premises except at designated functions that have received either a one-time or ongoing approval from a Vice President (or Managing Director in CIBC World Markets or CIBC Wood Gundy) or above and that are under the direct supervision of a manager who is responsible for the function. Managers responsible for a function at which alcohol will be served must ensure that reasonable procedures and safeguards are in place so that any use of alcohol is safe and responsible.
If we consume alcohol at a CIBC function we will do so responsibly, and we will not use any means of transportation that jeopardizes our safety or the safety of others.
1.9 Maintaining Records
Without complete and accurate records, the trust of our clients and the integrity of our reputation may be compromised.
We must ensure that all CIBC client, employee, general and corporate records comply with CIBC’s policy on the creation, retention and destruction of records.
1.10 Community Activity
As part of CIBC’s mission to “make a real difference in our communities”, CIBC supports employee involvement in community activities. However, when involved in community activities, we must be conscious of the fact that we are, or may be seen to be, representatives of CIBC.
When soliciting charitable donations, whether on behalf of CIBC or another organization, we will emphasize the voluntary nature of the donation. We will not place employees (particularly those who report to us, directly or indirectly), clients or suppliers in a position where they may feel obligated to contribute for fear of being treated unfairly if they refuse.
1.11 Fair Competition and AntiCompetitive Behaviour
CIBC can and does gather data about our competitors. However, CIBC will not engage in illegal or unethical marketplace activities. We will not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.
We will comply with competition legislation. We will not agree with other financial institutions or businesses on the terms of a transaction, product or service to be offered to third parties. Such terms may include interest rates, prices, charges or types of services. In addition, we will not agree with other financial institutions or businesses to avoid competing for clients in particular product categories or geographic markets.
Certain “tied selling” regulatory requirements prohibit us from proposing or entering into transactions with clients that are conditional on the client: (i) bringing additional business to CIBC; (ii) purchasing additional products from CIBC; or (iii) agreeing not to purchase a competitor’s products. Where permitted, cross selling and relationship pricing are not considered “tied selling”, and are therefore not prohibited under the Code.
Competition guidelines are very complex and certain exceptions may apply. Any concerns about proposed dealings with competitors should be discussed with the Legal and Compliance Division.

CIBC Code of Conduct
1.12 Environmental Responsibility
CIBC is committed to acting responsibly in all of its activities by: (i) protecting and conserving the environment; (ii) safeguarding the interests of all CIBC stakeholders against unacceptable levels of environmental risk; and (iii) supporting the principles of sustainable development.
Each of us is responsible for taking reasonable care to ensure that our business activities are conducted in an environmentally prudent manner.
1.13 Political or Religious Activity
While CIBC respects our right to our individual political and religious beliefs and practices, we must not carry out these practices in a way that reflects upon CIBC as an organization, or that affects other CIBC employees.
All requests for political contributions by or on behalf of CIBC must be directed to Communications and Public Affairs for approval. For any political contributions, whether CIBC’s or our own individual contributions, we must be sensitive to any situation where the contribution might appear to be for the purpose of obtaining a benefit for CIBC.
We may not carry on political activities or engage in religious advocacy on CIBC premises or facilities. This includes seeking contributions, campaigning, and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices in a private manner that does not impact other CIBC employees.
2.0 CONFLICTS OF INTEREST
As a general rule, each of us must avoid any situation involving an actual or apparent conflict of interest:
•	where we, our family or close personal friend are in, or may be seen to be in, a position to benefit personally from information we receive or authority we have as a result of our role at CIBC;

•	where we are in a direct reporting relationship with someone with whom we share a close personal relationship or would be seen to benefit personally from the reporting relationship; or

•	where friendship or other close personal relationship gives the appearance of a conflict.
We will seek the advice of our manager or Human Resources on any potential conflicts before acting.
Sections 2.1 to 2.6 describe some situations of actual or apparent conflict of interest. The list is not exhaustive.
2.1 Personal Trading
We must not personally trade in securities of a company if we have Inside Information about the company. In addition, we will not advise others regarding trading in those circumstances.
Inside Information is: material, non-public information about a public company (including CIBC) that, if disclosed, would likely affect the market value of the company’s securities or that a reasonable investor would likely consider important in making an investment decision to buy, hold, or sell securities.
We may also be subject to additional trading restrictions because of our involvement with a particular company. This includes situations in which (i) we have or support an account relationship with a company; (ii) we have management responsibilities of a company; or (iii) we are otherwise involved with a company on behalf of CIBC.
Finally, trading in securities of CIBC by certain employees or officers of CIBC is subject to a number of additional restrictions.
In all cases, we will consult applicable business-specific personal trading policies, and ensure that, when required, we obtain pre-clearance to trade any securities.
For further information, contact Legal and/or Compliance. See also section 3.2 below.

CIBC Code of Conduct
2.2 Gifts or Other Benefits
In this section, “gift or other benefit” includes entertainment.
Giving a gift or other benefit to, or receiving a gift or other benefit from, certain entities or individuals may give rise to a conflict, especially where the gift or other benefit is of more than nominal value.
Even where a conflict does not exist, the gift or benefit may be viewed as an attempt to influence one’s ability to make objective business decisions. For this reason, CIBC’s Gifts and Entertainment Policy prescribes limits on the value of certain gifts or other benefits.
2.3 Personal Borrowing and Lending
We will not borrow from or lend personal funds or other personal property to any client or supplier who has an ongoing or potential relationship with CIBC, or use this relationship so that others, who are either related to us or are close personal friends of ours, can do so. This restriction does not apply to transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions.
We will exercise caution in borrowing from or lending to another employee, particularly someone we supervise.
2.4 Beneficiaries, Fiduciaries and Powers of Attorney
If an employee discovers that a client (other than a family member) is considering making or has already made the employee a beneficiary, executor or other personal representative in a will or a trust, the employee must advise his/her manager and the Legal and Compliance Division. Where the client has not yet made the employee a beneficiary, executor or other personal representative, the employee should discourage the client from doing so.
An employee must not accept signing authority or a grant of power of attorney from a client regarding a client’s account. If an employee discovers that such an appointment or assignment of authority has been made, the employee must immediately inform his/her manager and request that the client revoke the authority or appointment.
CIBC reserves the right to require an employee to renounce any bequest or to remove himself or herself from dealing with a client’s estate where there exists an actual or apparent conflict of interest.
This section does not restrict CIBC’s ability to receive discretionary trading authority from our clients, where that is allowed under applicable laws.
Refer also to section 2.5 below.
2.5 Outside Activities and Appointments
We will avoid any outside activity, employment, position, association, or investment that might interfere with, or appear to interfere with, the independent exercise of our judgment regarding the best interests of CIBC and its clients.
Those of us who are full-time employees will devote our entire business day to our work.
Prior to:
•	accepting additional employment outside of CIBC;

•	carrying on business activities outside of CIBC;

•	acting as a director of a company or sitting on a company’s board advisory committee (except where the company is a wholly owned CIBC subsidiary);

•	acting as a director of a not-for-profit association or organization;

•	holding a controlling interest in a public or private business;

•	taking a financial interest in a business more directly than a market transaction in the securities of a publicly listed company; or

CIBC Code of Conduct
•	serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney) for a client (other than a member of our family) with whom we or our business unit have a relationship, we must discuss our obligations under the Code with our manager and complete an Outside Activities Approval Request Form. We understand that we may be required to limit or resign outside positions or interests.
Each year we will certify to our outside activities as part of the Code’s annual certification process.
2.6 Processing Personal Transactions
The processing of personal transactions (such as lending decisions and other banking transactions) is only permissible where there is no apparent conflict of interest and a written policy or guideline is in place. Otherwise we must not process or coerce or require another employee to process on our behalf, a personal transaction for ourselves, a member of our Immediate Family, or anyone with whom we share a significant personal or financial interest. Immediate Family includes an individual’s: spouse or common law partner, parents, sisters/brothers, children, parents-in-law, sisters/brothers-in-law, stepchildren, grandparents, step-sisters/brothers, grandchildren, legal dependent, or legal guardian.
3.0 INFORMATION MANAGEMENT
3.1 Confidentiality and Privacy
To be faithful to CIBC’s value of trust, each of us must take all reasonable steps to preserve the confidentiality of general, personal and corporate information of all CIBC stakeholders (including existing and potential: clients, employees, directors, shareholders, and suppliers). We will access and use this information only for the purposes intended, as directed by our manager or business unit procedures, and we will share it only with those who have a genuine need to know, consistent with those purposes.
If we have any concerns regarding the protection of client or employee personal information, or if we become aware of any breach of confidentiality or privacy obligations, we will communicate those immediately to the Privacy Office.
We will read, use or disclose client or employee information only when we have a business purpose to do so. We understand that CIBC may monitor account inquiries for purposes of detecting unauthorized access.
3.2 Inside Information
Each of us is responsible for knowing and strictly complying with the law applicable to the handling of Inside Information. Inside Information is defined above in section 2.1.
Employees are prohibited from sharing or disclosing Inside Information, except as required in the normal course of business. Each of us will comply with information barriers that have been established to control the flow of Inside Information.
Each of us is responsible for informing anyone who receives Inside Information from us that they are subject to the same restrictions regarding disclosure to others.
3.3 Information Security
CIBC can and does control and monitor the use of CIBC’s network and computing facilities (including e-mail messages) and voicemail system and can restrict use of or withdraw access privileges to these systems and facilities without prior notice. In addition, CIBC may conduct investigations of violations of the Code based on this information.
We must all exercise good judgment when using these systems and facilities whether personally or for CIBC purposes.
We will not use CIBC’s systems or facilities to access, download, or distribute information that may be considered offensive, illegal, unethical or discriminatory, or that could harm CIBC’s reputation. Further, we will not use PIN-to-PIN messaging to send or receive messages, except in an emergency situation.

CIBC Code of Conduct
Personal use of the Internet and e-mail must not interfere with our normal duties or the effective operation of CIBC’s network and computing facilities. We may use CIBC’s computer resources only if the use is in accordance with CIBC policies that govern their use.
We may use CIBC computer resources when working from home provided that our manager has approved of such use and all confidential information is protected from unauthorized access, theft, misuse or corruption.
We are accountable for all activity carried out using our individual IDs or passwords and we will not share our passwords to access CIBC systems or facilities, other than in exceptional circumstances as authorized pursuant to the CIBC Information Security Policy.
4.0 PROTECTING CIBC’S ASSETS
4.1 CIBC’s Assets
Except as permitted under section 3.3 above, CIBC’s facilities, equipment, information, and other assets (collectively “CIBC Property”) must be used only for CIBC purposes.
We must also adhere to control measures that have been implemented to protect CIBC Property. These measures may include use of security equipment such as safes or vaults, physical or logical access control, or other security related processes.
As soon as we are no longer employed by CIBC, we will no longer use or disseminate CIBC Property and we must promptly return to CIBC all such property acquired in the course of our employment.
4.2 Business Expenses
If we incur expenses on behalf of CIBC, whether directly or through the use of a corporate credit card, we will comply with the requirements outlined in the CIBC Global Expense Policy.
If we approve expense claims, we are responsible for ensuring that all expenses (i) comply with the Global Expense Policy; (ii) are for a valid business purpose; and (iii) are reasonable in relation to the business requirements and the goods and/or services being provided.
4.3 CIBC’s Image
In the eyes of our clients and the community, each of us represents CIBC. While each of us has the right to publicly express his/her personal views, we will not, under any circumstance, participate in activities that may compromise CIBC’s image or reputation. This applies to expressing views in print, via the Internet in blogs or personal webpages, or by any other means.
We will use the CIBC brand name and trademarks outside CIBC only as part of the regular duties of our job or at an external function where CIBC’s participation has been previously approved.
If we will be speaking at a public forum in a professional capacity or as a representative of CIBC (e.g., speaking at a school or professional conference), we will obtain the prior approval of our manager. Further, if the situation involves speaking to the media, or otherwise being seen as a spokesperson for CIBC, we will obtain the prior approval of Communications and Public Affairs.
4.4 Advertising and Promotional Materials
To ensure that clients, investors and the public are protected against misleading statements and that clients receive sufficient information to make informed decisions, all advertising materials must be approved in advance by the Legal Department and the relevant Customer Marketing Department. Similarly, all promotional materials must also be approved in advance by the Legal Department, or else by the relevant Customer Marketing Department in accordance with applicable policies.
4.5 Treatment and Selection of Suppliers
Suppliers should be treated fairly and should be chosen based strictly on value, quality, service and price. CIBC strives to deal with suppliers that have high standards of business conduct that are in keeping with CIBC’s standards.

CIBC Code of Conduct
5.0 INTERNAL AND REGULATORY INVESTIGATIONS
We will cooperate with any CIBC department that audits, tests or investigates issues within CIBC.
If we receive any kind of demand or request for information from an outside party (including regulators, enforcement agencies, or parties involved in litigation), we must contact the appropriate department as follows:
•	for search warrants, production orders, or similar legal demands in Canada, contact Corporate Security immediately, and in all other jurisdictions, contact the Legal and Compliance Division; or

•	for regulatory requests or notices of investigation, contact the Legal and Compliance Division immediately; or

•	for all other demands or requests, follow existing business procedures or contact the Legal and Compliance Division.
In all cases, we will contact the appropriate department before we tell the requesting party whether the information exists at all, discuss any information with the requesting party, provide the information requested, or tell any affected employee, client or supplier about the request.
6.0 ANNUAL CERTIFICATION
Each of us will complete an annual certification regarding our familiarity with and our own adherence to the principles of the Code.
7.0 EXCEPTIONS TO THE CODE
Some situations may warrant making exceptions to these requirements. All requests for exceptions must be discussed first with our manager. If our manager agrees to pursue the request, then written or e-mail approval must be obtained from the Legal and Compliance Division.
Exceptions for certain executive officers may be granted only by the Board of Directors or a committee of the Board. Such exceptions must be promptly disclosed to CIBC’s shareholders.
8.0 CONTRAVENTION OF THE CODE
Contravention of any provision of this Code may result in disciplinary action up to and including termination of employment without notice, in addition to possible civil, criminal or regulatory action. Such conduct may also impact upon individual performance assessment and compensation.
As part of being accountable to each other as well as to CIBC, we each have an obligation to report all actual and apparent contraventions of the Code by speaking to our manager, or to the appropriate contact listed in section 10.0 below, or by calling the confidential Ethics Hotline, or as otherwise provided in this Code or in an applicable policy.
Any report of concern about conduct that may contravene the Code will be treated confidentially to the extent possible and in a manner consistent with CIBC’s responsibility to address the issue raised.
No one may retaliate or take adverse employment action against another employee who in good faith reports an actual or apparent contravention of the Code, or provides information or assistance for an investigation.
9.0 POLICY OWNERSHIP
The Senior Executive Vice-President and General Counsel is Executive Owner of the Code. The Code was approved by CIBC’s Board of Directors on August 30, 2007.
10.0 CODE CONTACTS
[Section omitted.]